Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 and related Prospectus of American Assets Trust, Inc., for the registration of its common stock, preferred stock, depositary shares, warrants, rights, and units, of our report dated February 24, 2011 relating to our audits of the consolidated financial statements of ABW Lewers LLC at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, all included in the Annual Report on Form 10-K of American Assets Trust, Inc. filed with the Securities and Exchange Commission.

We also consent to the reference to our firm under the caption “Experts” in such Registration Statement and related Prospectus.

/s/    Accuity LLP

Honolulu, Hawaii

February 7, 2012